UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Keyuan Petrochemicals, Inc.

Full Name of Registrant

Former Name if Applicable

Qingshi Industrial Park, Ningbo Economic & Technological Development Zone

Address of Principal Executive Office (Street and Number)

Ningbo, Zhejiang Province, P.R. China 315803

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

On April 1, 2014, the Registrant filed its Form 12b-25 for the delayed filing of Form 10-K for the year ended December 31, 2014 with the Securities and Exchange Commission.  The Registrant is currently in the process of completing its annual consolidated financial statements for the years ended December 31, 2013 and 2012. Subsequently, as the date of this filing, the Registrant is not able to commence or complete the process of compiling and disseminating the information required to be included in its Form 10-Q interim report for the three months ended March 31, 2014, as well as the required review of the Registrant’s financial information, by May 15, 2014, without incurring undue hardship and expense. The Registrant will require additional time to complete and file its Form 10-Q for the quarter ended March 31, 2014 and plan to file the Form 10-Q as soon as reasonably practicable.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Chunfeng Tao	(011-86-574)	8623-2955
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒
As the date of this filing, the Company has not filed its annual report on Form 10-K for the year ended December 31, 2013.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth in Part III relating to the delay in the preparation of the financial statements of the Company for the quarter ended March 31, 2014, at this time the Company is unable to prepare a reasonable estimate of results of operations for the quarter ended March 31, 2014. Further, the Company is unable to project whether any significant changes in results of operations from the corresponding quarter ended March 31, 2013 will be reflected by the earnings statements to be included in the Form 10-Q for the quarter ended March 31, 2014.

Keyuan Petrochemicals, Inc.

 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Keyuan Petrochemicals, Inc.

Date:	May 15, 2014	By:	/s/ Chunfeng Tao
Chunfeng Tao Chief Executive Officer